Exhibit 99.1

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

ZEEKR Intelligent Technology Holding Limited (“Zeekr Group” or the “Company”) entered into strategic integration transactions (the “Strategic Integration Transactions”) with certain entities inside Geely group that was previously announced in the Form 6-K filed with the SEC on November 14, 2024. The Strategic Integration Transactions include LYNK & CO Acquisition and LYNK & CO Capital Injection. Zhejiang ZEEKR Intelligent Technology Co., Ltd (“Zhejiang Zeekr”) acquired 30% equity interest of LYNK & CO from Volvo Car (China) Investment Co., Ltd. and 20% from Geely Holding at purchase prices of RMB5.4 billion (US$740 million) and RMB3.6 billion (US$493 million), respectively. Zhejiang Zeekr subscribed to an increase in LYNK & CO's registered capital for a subscription price of RMB367 million (US$50 million). Following the equity transfer and capital injection, LYNK & CO is owned as to 51% by Zeekr and 49% by Ningbo Geely. The transactions were completed on February 14, 2025.

The transactions are accounted for as a business combination of entities under common control. The accompanying unaudited pro forma condensed combined financial information is presented to give effect to the combination as if it were completed at the beginning of the historical periods presented.

The unaudited pro forma condensed combined financial information consists of pro forma condensed combined balance sheet data as of December 31, 2023 and 2024, and pro forma condensed combined income statement data and cash flow data for each of the two years in the period ended December 31, 2024. Such pro forma financial information is prepared based on information derived from: (1) audited consolidated financial statements of the Company for the same period under existing U.S. generally accepted accounting principles (“U.S. GAAP”); and (2) unaudited consolidated financial statements of LYNK & CO for the same period under existing U.S. GAAP.

The combined financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that (1) are directly attributable to the acquisition of LYNK & CO, (2) are factually supportable, and (3) with respect to the income statements, have a continuing impact on combined results. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the companies’ historical statements referenced below:

•	separate historical financial statements of the Company as of December 31, 2023 and 2024 and for the two years in the period ended December 31, 2024 and the related notes included in Company’s annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 20, 2025.

The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position and operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of financial position or future operating results of the combined companies.

In addition, the unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve and realize as a result of the acquisition, the costs to integrate the operations of the Company and LYNK & CO, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA FOR THE TWO YEARS IN THE PERIOD ENDED DECEMBER 31, 2024

(Amounts in million)

	For the Year Ended
	December 31	December 31	December 31
	2023	2024	2024
	RMB	RMB	US$[1]
Revenues:
Vehicle sales	63,957	94,564	12,955
Other sales and services	17,784	19,328	2,648
Total revenues	81,741	113,892	15,603
Cost of revenues:
Vehicle sales	(55,536)	(82,704)	(11,330)
Other sales and services	(14,563)	(12,289)	(1,684)
Total cost of revenues	(70,099)	(94,993)	(13,014)
Gross profit	11,642	18,899	2,589
Research and development	(11,148)	(12,991)	(1,780)
Selling, General and administrative	(11,745)	(14,278)	(1,956)
Loss from operations	(9,920)	(7,103)	(973)
Net loss	(10,149)	(7,121)	(976)

Net Cash provided by operating activities	163	3,614	495
Net cash provided by (used in) investing activities	(3,242)	382	52
Net cash provided by (used in) financing activities	5,568	(2,343)	(321)

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA AS OF DECEMBER 31, 2023 AND 2024

(Amounts in million)

	As of
	December 31	December 31	December 31
	2023	2024	2024
	RMB	RMB	US$[1]
Total non-current assets	21,287	17,357	2,378
Total assets	62,968	69,213	9,482
Total non-current liabilities	10,762	6,955	953
Total liabilities	74,605	83,438	11,431

1All conversions from Renminbi(“RMB”) to U.S. dollars (“US$”) are solely for the convenience of the readers outside of the People’s Republic of China and were calculated at the rate of US$1.00 = RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024.